ALMAH, INC.
           Pembroke House, 28-32 Pembroke St Upper, Dublin 2, Ireland
                             Telephone 353-871536401
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                                                               February 28, 2012

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Almah, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed February 24, 2012
    File No. 333-178883

Dear Ms. Ransom:

This letter shall serve as the request of Almah, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, March 2, 2012, 11:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Sincerely,


/s/ Joey Power
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Joey Power
President & Director